EXHIBIT 99.1

Brookfield Infrastructure Completes 30-Year Subordinated Note Offering

All amounts in U.S. dollars

BROOKFIELD, News, Nov. 29, 2024 (GLOBE NEWSWIRE) -- Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN) (“Brookfield Infrastructure”) today announced the closing of a public offering of $300 million of Fixed-to-Fixed Reset Rate Subordinated Notes due March 15, 2055 (the “notes”).

The notes will bear interest at an annual rate of 6.750% until March 15, 2030 and thereafter will be reset every five years at an annual rate equal to the five-year U.S. treasury rate, plus a spread of 2.453%; provided, that the interest rate during any five-year interest period will not reset below 6.750%. Brookfield Infrastructure intends to use the net proceeds of the offering to refinance existing indebtedness and for general corporate purposes.

The notes were issued by Brookfield Infrastructure Finance ULC, an indirect wholly-owned subsidiary of Brookfield Infrastructure, and are guaranteed on a subordinated basis by Brookfield Infrastructure and certain of its other subsidiaries.

BofA Securities, Inc., Mizuho Securities USA LLC, RBC Capital Markets, LLC, Santander US Capital Markets LLC, BMO Capital Markets Corp., MUFG Securities Americas Inc., Scotia Capital (USA) Inc. and SMBC Nikko Securities America, Inc. acted as joint book-running managers for the offering.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

About Brookfield Infrastructure

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, midstream and data sectors across the Americas, Asia Pacific and Europe. We are focused on assets that have contracted and regulated revenues that generate predictable and stable cash flows. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager with over $1 trillion of assets under management.

Contact Information

Media:	Investor Relations:
Simon Maine Managing Director, Corporate Communications Tel: +44 739 890 9278 Email: simon.maine@brookfield.com	Stephen Fukuda Senior Vice President, Corporate Development & Investor Relations Tel: +1 (416) 956 5129 Email: stephen.fukuda@brookfield.com

Cautionary Statement Regarding Forward-looking Statements

This news release may contain forward-looking statements and information within the meaning of applicable securities laws. The words “will” and “intends”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify forward-looking statements. Forward-looking statements in this news release include statements regarding the notes and the use of proceeds therefrom. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release are described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.